INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	April 26, 2017

Invictus MD completes acquisition of Acreage Pharms Ltd.
a Licensed Producer of Cannabis under the ACMPR

Vancouver, BC, April 26, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that it has acquired 100% of the shares of Acreage Pharms Ltd. (“Acreage Pharms”), a licensed producer of Cannabis under the Access to Cannabis for Medicinal Purposes Regulations (“ACMPR”).

The Company is pleased to announce the appointments of the vendors to the Company’s management team. Trevor Dixon has been appointed director and Chief Executive Officer of the Company and Brenda Dixon has been appointed the Chief Science Officer of the Company. Dan Kriznic will continue his leadership role as Executive Chairman of the Company.

“This is an exciting day for Invictus MD, and our shareholders. With the Company’s acquisition of 100% of Licensed Producer Acreage Pharms in Alberta, we now have 250 acres of cultivation space that stretches from Alberta to Ontario. Acreage Pharms will benefit from a low cost of production as a result of low energy and water costs. Additionally the property is friendly to building as many square feet as required based on the significant demand, which Deloitte reports to be between $4.9 billion and $8.7 billion annually. I’m also very pleased with Trevor’s appointment as CEO, a highly successful entrepreneur and businessman, and also with Brenda’s appointment. Invictus MD is fortunate to have both of the Dixons on board, in capacities that will see the Company continue to rapidly expand in the burgeoning cannabis sector. We are Canada’s Cannabis Company,” said Kriznic.

“I’m passionate about researching and producing products that have the potential to improve the quality of life for fellow Canadians and am very pleased to be a part of this amazing industry, Invictus MD, and its team of forward thinking professionals.” stated Trevor Dixon, President and CEO.

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INVICTUS MD Canada’s Cannabis Company

The Company and the vendors amended the composition of the purchase price for Acreage Pharms concurrently with closing to: (i) decrease the share consideration by one million shares, to 20 million common shares; and (ii) increase the cash consideration by $2 million, to $6 million. The terms of the three million warrants issued to the vendors with an exercise price of $1.50 per warrant, of which one third will expire every six months on the anniversary of closing, were not changed. Please see the Company’s news release dated February 24, 2017 for additional information.

Canada's cannabis industry could reach $22.6 billion over the coming years, according to Deloitte, of which the retail market could be worth up to $8.7 billion. With only 43 producers licensed by Health Canada thus far, there's a significant market opportunity for Invictus MD to capitalize on this growth over time. The Company has focused on building its production profile, which includes:

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AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the ACMPR, has successfully conducted test crops and is currently operating at half capacity, with full production capacity scheduled by the end of May 2017. They have also acquired a number of different strains and are negotiating numerous others for R & D purposes.

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AB Ventures Inc. (“AB Ventures”) 100-acre acquisition is scheduled to close on May 1, 2017, which once licensed under the ACMPR, will be used for future cannabis cultivation. Invictus MD has made a commitment to invest $5.5 million, which will be used to fund the costs of licensing approval under the ACMPR and the initial construction of 42,000 square feet. Considering the magnitude of AB Ventures’ land acquisition and future production facilities, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 25,000 kilograms in 2020.

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Acreage Pharms has constructed a 6,800 square foot production facility and has an expansion plan floor plate of 30,000 square feet, with an option to add a mezzanine. The large 150-acre land package provides the capability to construct facilities to meet the demand that the coming adult recreational marijuana use will create. Acreage Pharms also has plans to produce extracted or oil based products, which are rapidly gaining market share in the cannabis sector. By 2020, Acreage Pharms anticipates production to exceed 25,000 kilograms of high quality, low cost cannabis.

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INVICTUS MD Canada’s Cannabis Company

“From day one, we have been very clear: to acquire and grow production capacity under the ACMPR that would allow us to seize the recreational market, when available, was the key driver to increasing shareholder value”, said Dan Kriznic. “Given our ability to aggressively expand the commercial scale of the Acreage Pharms property, we will make key capital investments that enable us to rapidly ramp up production capability.”

Canada is on the global stage for cannabis legalization and moves closer to making history by being the first G-7 nation to legalize and regulate access to cannabis for responsible adult consumption and we welcome the regulatory framework around legalization while reducing access for underage Canadians, keeping profits out of the hands of the black market, and ensuring that customers are protected by having access to clean and safe product. This is of utmost importance, given the expected demand that will come with cannabis legalization for the recreational market.

We embrace the role we will play in the establishment of a secure environment for the continued development of a new cannabis economy that will generate even greater investment, innovation, economic development and job creation to many locations across Canada.

As Canada embarks on this historic and brave path, Invictus MD looks forward to working alongside all levels of government to achieve its goal of keeping cannabis out of the hands of youth and establishing a legitimate market while eradicating the black market.

In connection with the closing, the Company issued to an arm’s length finder a fee consisting of common shares and cash based on 5% of the consideration paid in this transaction.

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the Company’s anticipated revenue, the value of the cannabis market in the future as stated by Deloitte, the potential production capacity of the AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a license under the ACMPR to AB Ventures, the success and timing of AB Ventures acquisition of 100-acre of land are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that recreational use of cannabis will be legalized, AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to produce cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is able to successfully build a production facility. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that recreational use of cannabis will not be legalized, AB Labs and Acreage Pharms will not receive regulatory approval to produce cannabis at their production facilities’ full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully negotiate and close the 100-acre land acquisition, AB Ventures is not able to successfully build a production facility. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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